December 21, 2023

BY EDGAR

Division of Corporate Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Mary Mast

Daniel Gordon

Re:	Applied Therapeutics Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 23, 2023

Form 10-Q for the Nine Months Ended September 30, 2023

Filed November 9, 2023

File No. 001-38898

Dear Ms. Mast and Mr. Gordon:

Applied Therapeutics Inc. (the “Company”) confirms that it has received the letter dated December 7, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced Forms 10-K and 10-Q. The Company respectfully requests an extension and expects to respond to the comments in the Comment Letter on or before Friday, January 12, 2024.

Please contact Michael J. Schwartz at (212) 735-3694 or Michael.Schwartz@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Michael J. Schwartz

cc:	Shoshana Shendelman, Applied Therapeutics Inc.

Michael J. Schwartz, Skadden, Arps, Slate, Meagher & Flom LLP